

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2018

Leiv Lea
Chief Financial Officer
Corvus Pharmaceuticals, Inc.
863 Mitten Road, Suite 102
Burlingame, CA 94010

> **Re: Corvus Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 001-37719**

Dear Mr. Lea:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page 121

1. It appears that your annual report for the fiscal year ended December 31, 2017 represents your second annual report since your Form S-1 went effective. As a result, pursuant to paragraph 1 of the Instructions to Item 308 of Regulation S-K, you are required to comply with Item 308(a) of Regulation S-K. Please file a full amendment to your Form 10-K to include management's report on internal control over financial reporting, including management's assessment of the effectiveness of your internal control over financial reporting as of December 31, 2017, as required by Item 308(a) of Regulation S-K. In addition, please consider whether management´s failure to provide the required report impacts your disclosure controls and procedures conclusion as of the end of the period.

      Together with your amended filing, please include all required certifications that are dated as of the date you file your amendment.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Abe Friedman at 202-551-8298 or Angela Connell at 202-551-3426 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance